December 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Sprague Hamill and Alan Campbell

Re:	Biodexa Pharmaceuticals PLC

Registration Statement on Form F-1

Registration No. 333-291598

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), Maxim Group LLC, as Sole Placement Agent (the “Placement Agent”), hereby joins Biodexa Pharmaceuticals PLC (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement on Form F-1 (the “Registration Statement”), to become effective as of 5:30 p.m., Eastern Time, on December 17, 2025, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, the undersigned advises that copies of the preliminary prospectus are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus prior to the requested effective time of the Registration Statement.

The Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended,.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking